15049456

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2015
Washington DC
408

SEC FILE NUMBER
8-21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael K. Moran — (781) 431-4941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	Connecticut	06103-3404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael K. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERRI C. SULLIVAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 1, 2019

Signature

Financial/Operations Principal and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Delaware Life Insurance Company)
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Clarendon Insurance Agency, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Clarendon Insurance Agency, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statements, the Company has extensive transactions and relationships with Delaware Life Insurance Company, the parent company of Clarendon Insurance Agency, Inc. Our opinion is not modified with respect to this matter.

The information contained in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2015

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Delaware Life Insurance Company)
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	1,453,507
Total assets	$	1,453,507
Stockholder's Equity		
Common stock, $1 par value - 150,000 shares authorized, 600 shares issued and outstanding	$	600
Additional paid-in capital		1,744,400
Accumulated deficit		(291,493)
Total stockholder's equity	$	1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Delaware Life Insurance Company)
Statement of Operations
Year Ended December 31, 2014

Income	
Distribution fee income	$ -
Expenses	
Distribution expense	-
Overhead expenses	42,527
Compliance expense	141,728
Licensing and exam fees	22,093
Audit fees	40,800
Legal fees	55,055
Other expenses	16,759
State tax	556
Less: Expense reimbursement from Parent	(319,518)
Total expenses	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Delaware Life Insurance Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2014	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507
Net income	-	-	-	-	-
Balance at December 31, 2014	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Delaware Life Insurance Company)
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net income	$	-
Changes in assets and liabilities:		
Receivable from affiliates		-
Payable to affiliates		-
Net cash provided by operating activities		-
Net change in cash		-
Cash		
Beginning of year		1,453,507
End of year	$	1,453,507

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

Clarendon Insurance Agency, Inc. (the "**Company**") is a Financial Industry Regulatory Authority ("**FINRA**") registered broker-dealer and acts as a principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by Delaware Life Insurance Company (the "**Parent**"), formerly known as Sun Life Assurance Company of Canada (U.S.) and Delaware Life Insurance Company of New York ("**DLNY**"), formerly known as Sun Life Insurance and Annuity Company of New York, an affiliate. The Parent is a direct wholly-owned subsidiary of Delaware Life Holdings, LLC ("**DLH**").

On August 2, 2013, after receiving all required regulatory approvals (including FINRA Rule 1017 approval for the indirect change of control of the Company), Sun Life Financial Inc. ("**SLF**") and DLH concluded the sale of SLF's domestic U.S. in-force annuities business and certain life insurance businesses to DLH, a Delaware limited liability company (the "**Sale Transaction**"). As part of the Sale Transaction, DLH acquired all of the issued and outstanding shares of the Parent and the Company. The Sale Transaction was effective August 1, 2013.

On December 30, 2011, the Parent closed its variable annuity and individual life products to new sales. Due to legal, business and contractual obligations of the Parent, the Company continued to act as principal underwriter and general distributor with respect to the in-force variable annuity and variable life business of the Parent and DLNY.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income and Expenses

Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by intercompany servicing agreements. The Company had no distribution fee income and expense for the year ended December 31, 2014.

Expenses charged by the Parent to Clarendon include direct charges and allocated expenses which are recognized when incurred.

3. Related-Party Transactions

The Parent keeps related records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable insurance products issued by the Parent and DLNY. In addition, the Company performs certain distribution and underwriting services for the Parent's and DLNY's separate accounts. The Company is not the primary obligor in the distribution arrangements; as such, revenue related to distribution services provided to the Parent and DLNY are recorded net of related expenses.

The Company has an administrative services agreement with the Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with the Parent under which the Parent agreed to reimburse the Company for the cost of all services provided by the Company. For the year ended December 31, 2014, the expense reimbursement received from the Parent was $319,518, which is shown in the Company's Statement of Operations as an offset to expenses incurred.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

4. Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("**FASB**"), Accounting Standards Codification ("**ASC**") Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company will file separate stand- alone federal and state income tax returns for the year ended December 31, 2014. The Company had no tax liability at December 31, 2014.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("**UTBs**") in other expense. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations. The Company is subject to ongoing examinations and appeals for subsequent tax years as a member of its former parent's consolidated federal and combined state income tax returns. Although the Company remains jointly and severally liable for consolidated tax liabilities, the Company is held harmless by its former parent in accordance with the Sale Transaction and believes that the possibility of a tax liability for the pre-sale tax years is remote. Additionally, the Company does not believe it has any uncertain tax positions for its stand-alone federal and state income tax returns that would be material to its financial statements. Therefore, the Company did not record a liability for UTBs at December 31, 2014.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("**SEC**") Uniform Net Capital Rule ("**Rule 15c3-1**") which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2014 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

6. Exemption from Reserve and Security Custody Requirements Pursuant to Rule 15c3-3

The Company claims exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owes money or securities to, customers.

7. Contingencies

The Company may be subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

8. Subsequent Events

Management has evaluated subsequent events through February 25, 2015, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred from December 31, 2014 through February 25, 2015, that require disclosure or adjustment to the financial statements.

Supplemental Schedules

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Delaware Life Insurance Company)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2014

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital	
Total ownership equity from Statement of Financial Condition	$ 1,453,507
Total ownership equity qualified for net capital	$ 1,453,507
Total capital and allowable subordinated liabilities	$ 1,453,507
Deduction of total non-allowable assets	-
Net capital before haircuts on securities positions	1,453,507
Haircuts on securities	-
Net capital	$ 1,453,507
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 1,448,507
Net capital, less greater of 10% of total aggregate indebtedness or 120% of $5,000	$ 1,447,507
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ -
Total aggregate indebtedness	$ -

No material differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2014.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1), which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Reconciliation Pursuant to Rule 17a-5(d)(2)

No differences exist in the computation for determination of reserve requirements between the audited financial statements and the unaudited FOCUS Report IIA – Form X-17a-5 filed as of December 31, 2014.

Clarendon Insurance Agency, Inc.

(SEC I.D. No. 21590)

(A Wholly Owned Subsidiary of Delaware Life Insurance Company)

Financial Statements and Supplemental Schedules

December 31, 2014

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] AVP & Comp. January 29, 2015
Authorized Signature/Title Date

SIPC-3 2015

8-021590 FINRA DEC 4/29/1977
CLARENDON INSURANCE AGENCY, INC.
ATTN: legal Department
ONE SUN LIFE PK
WELLESLEY HILLS, MA 02481-5615

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

<u>Change of Address.</u> If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Clarendon Insurance Agency, Inc.	
Legal Name	Doing Business As (d/b/a)
Attn: Legal and Compliance Department	
Business Address	Mailing Address
96 Worcester Street, DL 1235	
Business Address continued	Mailing Address continued
Wellesley, MA 02481	
Business City/State/Zip	Mailing City/State/Zip
Phone Number	Alternate Phone Number
	Maura A. Murphy, AVP & Senior Counsel
Fax Number	Primary Contact
Email Address	

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Clarendon Insurance Agency, Inc.

We have reviewed Clarendon Insurance Agency, Inc.'s assertions, included in the accompanying Clarendon Insurance Agency, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, MA 02481

DELAWARE LIFE

CLARENDON INSURANCE AGENCY, INC.'S EXEMPTION REPORT

Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout its most recent fiscal year without exception.

Clarendon Insurance Agency, Inc.

I, Michael K. Moran, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

MK Moran

Financial/Operations Principal and Treasurer

2/25/15

Date

DELAWARE
LIFE℠

VIA OVERNIGHT MAIL

March 4, 2015

SEC
Mail Processing
Section

MAR 0 5 2015

Washington DC
403

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Re: Clarendon Insurance Agency, Inc.
Annual Audited Report and Financial Statements (CRD # 7395)

Commission Staff:

Enclosed for filing are two original Annual Audited Report Forms and Certified Financial Statements for the above-referenced broker-dealer for the year ended December 31, 2014. These audited financial statements are presented for filing in accordance with Rule 17a-5 under the Securities Exchange Act of 1934.

I've also enclosed two copies of the 2015 Form SIPC-3 Certification of Exclusion from Membership, and executed Exemption Report from the above-referenced broker-dealer.

Please feel free to contact me at (800) 786-5433 x 1173 if you have any questions.

Sincerely,

Peter A. Correggio
Compliance

Enclosures